

Franchise League Sports, LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2025

Table of Contents



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: Franchise League Sports, LLC Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheet as of December 31, 2025 and the related statement of operations, statement of changes in member equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

RNB Capital CPAS LLC

Indianapolis, IN
June 8, 2026

FRANCHISE LEAGUE SPORTS, LLC
BALANCE SHEET

AS OF DECEMBER 31,		2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	76,716
Prepaid Expenses		3,873
Total Current Assets		80,589
Non-Current Assets:		
Intangible Asset, net	$	250,000
Total Non-Current Assets		250,000
TOTAL ASSETS	$	330,589
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	$	3,873
Credit Card Payable		498
Total Current Liabilities	$	4,371
Non-Current Liabilities:		
SAFE Agreements		100,000
Total Non-Current Liabilities	$	100,000
TOTAL LIABILITIES		104,371
EQUITY		
Contribution	$	350,000
Accumulated Deficit		(123,782)
TOTAL EQUITY	$	226,218
TOTAL LIABILITIES AND EQUITY	$	330,589

See Accompanying Notes to these Audited Financial Statements

FRANCHISE LEAGUE SPORTS, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025
Revenues		
Subscription Income	$	2,769
Gross Profit	$	2,769
Operating Expenses		
Advertising and Marketing	$	12,048
General and Administrative		64,503
Amortization		50,000
Total Operating Expenses		**126,551**
Total Loss from Operations	$	**(123,782)**
Net Loss	$	**(123,782)**

See Accompanying Notes to these Audited Financial Statements

FRANCHISE LEAGUE SPORTS, LLC
STATEMENT OF CHANGES IN MEMBER' EQUITY

	Members' Capital $ Amount	Accumulated Deficit	Total Members' Equity
Beginning balance at inception 1/7/25	-	-	-
Contribution	350,000	-	350,000
Net loss	-	(123,782)	(123,782)
Ending balance at 12/31/25	350,000	(123,782)	226,218

See Accompanying Notes to these Audited Financial Statements

FRANCHISE LEAGUE SPORTS, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025
OPERATING ACTIVITIES		
Net Loss	$	(123,782)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization		50,000
Prepaid Expenses		(3,873)
Accounts payable		3,873
Credit Card Payable		498
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		50,498
Net Cash used in Operating Activities	$	(73,284)
INVESTING ACTIVITIES		
Intangible Asset, net	$	(300,000)
Net Cash used in Investing Activities	$	(300,000)
FINANCING ACTIVITIES		
SAFE Note		100,000
Contribution		350,000
Net Cash provided by Financing Activities	$	450,000
Cash at the beginning of period		-
Net Cash increase for period	$	76,716
Cash at end of period	$	76,716

See Accompanying Notes to these Audited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Franchise League Sports, LLC (the "Company") was formed in Delaware on January 7, 2025. The Company develops and operates a proprietary fantasy football platform that enables users to participate in multi-season, contract-based fantasy leagues with salary cap and franchise management features. The Company is headquartered in Long Branch, New Jersey. The Company's operations and customers are primarily located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

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These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by management, which reflect those that a market participant would use.

The Company's only material fair value measurement as of December 31, 2025 relates to a nonrecurring fair value measurement of equity consideration of approximately 150,000 issued to Scope Labs in connection with a platform development arrangement, representing membership interests equal to approximately 20% of the Company's outstanding equity immediately following the transaction. The fair value was estimated using a cost-based approach, considering Scope Labs' historical billing rates and comparable third-party development pricing, and is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $76,716 in cash and cash equivalents as of December 31, 2025.

Capitalized Internal-Use Software Costs

The Company accounts for certain software development costs in accordance with Accounting Standards Codification 350 ("ASC 350"), Intangibles Goodwill and Other Internal Use Software. Under ASC 350, the Company capitalizes qualifying external costs incurred during the application development stage of its internal-use software platform. Costs incurred during the preliminary project stage and post-implementation activities are expensed as incurred.

During 2025, the Company capitalized costs related to the development of its proprietary fantasy sports platform, Franchise League Football ("FLF"). Capitalized software development costs are recorded as intangible assets and are amortized on a straight-line basis over their estimated useful life once the platform is placed into service. Management has determined that a useful life of three years is appropriate for the platform. As of December 31, 2025, capitalized internal-use software costs, net of accumulated amortization, were $250,000.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

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The Company generates revenue primarily from fantasy sports platform access fees and league participation fees. The Company's performance obligation is to provide customers access to the platform and related functionality, including hosting, support, and ongoing access to league features, over the applicable league or subscription period. Revenue is recognized over time as these services are provided and the performance obligation is satisfied.

Payments are generally collected at the time of registration or league entry, and the Company does not typically extend credit to customers. Amounts collected in advance of the related service period are recorded as deferred revenue and recognized as revenue over the applicable league or subscription period.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in any pending or threatened litigation, and management is not aware of any such matters requiring disclosure. The Company believes it is in compliance, in all material respects, with applicable laws and regulations. The Company had no material long-term commitments or guarantees as of December 31, 2025.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During 2025, the Company entered into multiple SAFE Agreements with third-party investors and received aggregate proceeds of $100,000. The SAFE Notes have no maturity date and bear no interest. The agreements provide for the future conversion into equity interests upon a qualified financing or other specified event and are subject to a valuation cap of $1,000,000 with no discount. As of December 31, 2025, the SAFE Notes were recorded as long-term liabilities.

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NOTE 6 – EQUITY

The Company is a limited liability company and had multiple members as of December 31, 2025. During 2025, members' equity activity included both cash capital contributions and noncash equity transactions among the members. As of December 31, 2025, total member contribution was approximately $350,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 8, 2026, the date these financial statements were available to be issued.

In April 2026, the Company converted from a Delaware limited liability company, Franchise League Sports, LLC, to a Delaware corporation, Franchise League Sports, Inc., pursuant to Section 265 of the Delaware General Corporation Law. The conversion did not result in any change in the Company's operations and has been accounted for as a change in legal form only, with no impact on the recognition or measurement of the Company's assets, liabilities, or equity as of December 31, 2025.